Exhibit 12.1

United Continental Holdings, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	Three Months Ended March 31, 2017	2016	2015	2014	2013	2012
Earnings (losses):

Earnings (loss) before income taxes	$145	$3,819	$4,219	$1,128	$539	$(724)
Add (deduct):
Fixed charges, from below	347	1,370	1,428	1,648	1,629	1,526
Amortization of capitalized interest	2	11	12	12	11	9
Distributed earnings of affiliates	—	1	1	1	—	—
Interest capitalized	(23)	(72)	(49)	(52)	(49)	(37)
Equity (earnings)/loss in affiliates	2	—	(2)	(1)	(1)	(4)

Earnings as adjusted	$473	$5,129	$5,609	$2,736	$2,129	$770

Fixed charges:
Interest expense	$150	$614	$669	$735	$783	$835
Portion of rent expense representative of the interest factor (a)	197	756	759	913	846	691

Fixed charges	$347	$1,370	$1,428	$1,648	$1,629	$1,526

Ratio of earnings to fixed charges	1.36	3.74	3.93	1.66	1.31	(b)

(a) Imputed interest applied to rent expense.

(b) Earnings were inadequate to cover fixed charges by $756 million in 2012.